Exhibit 99.2

NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Part 4.11)

Ernst & Young LLP (the “Former Auditor”) submitted its resignation from the office of auditor of Algoma Steel Inc. (the “Company”), at the request of the Company, after being informed that the Company’s Board of Directors had determined, at a Board meeting on February 9, 2005, to propose the appointment of KPMG LLP (the “Successor Auditor”) as the Company’s auditor at the Company’s next annual meeting of shareholders. The Former Auditor’s resignation is effective February 25, 2005, in order to allow the Successor Auditor to review the Company’s financial statements for the first quarter of 2005. The Former Auditor’s resignation was accepted on behalf of the Company by the Chairman of the Audit Committee of the Company’s Board of Directors.

At its meeting on March 2, 2005, the Company’s Board of Directors appointed the Successor Auditor as the Company’s auditor to fill the vacancy created by the Former Auditor’s resignation. At the Company’s annual and special meeting of shareholders to be held on May 11, 2005, shareholders will be asked to vote on the appointment of the Successor Auditor as the Company’s auditor.

The Company further reports that there were no reservations in the Former Auditor’s reports on any of the Company’s financial statements relating to the period commencing January 1, 2003 and ending on the date hereof.

There are no reportable events including disagreements, consultations or unresolved issues as defined in National Instrument 51-102 (Part 4.11) with the exception of the consultation described below:

A consultation occurred in January 2004 with respect to the accounting recognition of prior years’ income tax assets not previously recognized in the financial statements. The issue was whether income tax assets arising prior to “fresh start accounting” should be reflected in the statement of income (loss) or in equity as contributed surplus when recognized in periods subsequent to “fresh start” accounting. The Company’s position was that the income tax benefits could be reflected in the statement of income (loss) in the period of realization if the future tax asset had not previously been recognized.

The Former Auditor’s position was that Canadian generally accepted accounting principles require tax benefits realized for items not previously recognized upon “fresh start” accounting to be recorded through contributed surplus.

The Company and the Former Auditor held discussions on the issue and the Company decided that an opinion from the Successor Auditor would be obtained. The Successor Auditor reviewed the issue and verbally advised the Company that it agreed with the Former Auditor’s position. Consequently, the Company agreed to account for the issue in accordance with the advice received from both accounting firms.

ALGOMA STEEL INC.

Per:
March 2, 2005

Glen P. Manchester
Vice President, Finance and
Chief Financial Officer